UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 27, 2005

Rudolph Technologies, Inc.
(Exact name of registrant as specified in its charter)
DELAWARE	000-27965	22-3531208
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
One Rudolph Road, Flanders, NJ 07836
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (973) 691-1300

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e4(c))

Item 8.01. Other Events

        On January 27, 2005, Rudolph Technologies, Inc. issued a press release announcing a merger offer for August Technology Corporation and submitted a letter in connection with the offer to the Board of Directors of August Technology Corporation.  A copy of the press release is attached as Exhibit 99.1 and a copy of the letter is attached as Exhibit 99.2 and each Exhibit is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

         (c)  Exhibits

Exhibit No.	Description of Exhibit

99.1	Press Release issued January 27, 2005
99.2	Letter to August Technology Corporation dated January 27, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release issued January 27, 2005
99.2	Letter to August Technology Corporation dated January 27, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Rudolph Technologies, Inc.

Date: January 27, 2005	By: /s/ Paul F. McLaughlin
Paul F. McLaughlin Chairman and Chief Executive Officer

EXHIBIT 99.1

Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

RUDOLPH TECHNOLOGIES ANNOUNCES MERGER OFFER FOR AUGUST TECHNOLOGY

Flanders, NJ, January 27, 2005 - Rudolph Technologies, Inc. (Nasdaq: RTEC) a leading provider of process control equipment for thin film measurement and macro defect inspection announced today that it has made a merger offer to the Board of Directors of August Technology Corporation (Nasdaq: AUGT).

Rudolph advised the Board of August today that Rudolph is prepared to enter into a merger with August whereby each shareholder will receive the value of $2.16 per share in cash and 0.4955 a share in Rudolph common stock (equivalent to $10.50 per share of August stock, based on the closing price of Rudolph stock on January 27, 2005). The offer would include the option for each August shareholder to elect to receive all cash, stock, or a combination of cash and stock, subject to proration based on the total cash consideration of $40 million and shares available in the merger. This reflects an aggregate purchase price of over $190 million. Rudolph advised the August Board that Rudolph is prepared to meet with August as early as tomorrow and to move expeditiously to close the offering. Rudolph is prepared to close the transaction in the second quarter of 2005.

"The combination of Rudolph and August makes compelling business sense," according to Paul F. McLaughlin, Chairman and CEO of Rudolph Technologies. "The customers, shareholders and employees of August and Rudolph would all benefit from the global sales and service support network, product development, and financial synergies that would be available with the merger. We believe the combined company would be the global leader in copper film metrology and back end wafer inspection. In addition, the combined company would more than double its share in the emerging fast-growth market of macro defect inspection, and would take advantage of its new product offerings in the fast growing markets for bump inspection and automatic defect classification systems for yield management."

"The combination would offer customers unparalleled capability and breadth of product offerings. In addition to the strong revenue synergies, there would be significant opportunities to leverage the strong technical and purchasing capabilities of the combined organization. The greater financial strength and flexibility makes us extremely bullish about the prospects for the combined company. Our mutual customers in the very focused areas of inspection and metrology would benefit from the critical mass of a company with combined consensus 2005 revenues of over $170 million. This is a unique opportunity for all the shareholders of August and Rudolph to create a new leader in metrology and inspection solutions," said McLaughlin. "I am confident that when we put these businesses together, there will be significant opportunities to produce compelling returns for shareholders."

Rudolph will host a conference call tomorrow to discuss their offer and answer questions.

Friday, January 28, 2005 9:00 a.m. (Eastern Time) Dial-in Number 800-254-5933 or 973-409-9255 Passcode 5657880

The call will also be broadcast live over the Internet. To access the live webcast, please visit the Company's Web site at www.rudolphtech.com. Go to the Web site at least fifteen minutes prior to the call to register, download and install and necessary audio software. Following the conference call a replay will be available at 877-519-4471 or 973-341-3080 (passcode 5657880) and additional information will be posted on the Rudolph Web site.

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph. Factors that could cause actual results to differ materially include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by our competitors; (4) sole or limited sources of supply; (5) Rudolph and August may not reach an agreement on a merger or the merger may not be approved by August shareholders; (6) the businesses of Rudolph and August may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (7) expected combination benefits from the Rudolph/August merger may not be fully realized or realized within the expected time frame; (8) revenues following the Rudolph/August merger may be lower than expected; (9) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Rudolph/August merger; (10) the impact of the slowdown in the overall economy; (11) the uncertainty of the current global political environment; (12) the potential for terrorist attacks; (13) the potential for business disruptions due to infectious diseases; (14) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (15) the timing of revenue recognition of shipments; (16) changes in or an inability to execute our business strategy; (17) unanticipated manufacturing or supply problems and (18) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Factors that May Affect Future Results" in Rudolph's Form 10-K filed for the year ended December 31, 2003. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Rudolph does not assume any obligation to update the forward-looking information contained in this press release.

ADDITIONAL INFORMATION

Any information concerning August contained in this press release has been taken from, or is based upon, publicly available information. Although Rudolph does not have any information that would indicate that any information contained in this press release that has been taken from such documents is inaccurate or incomplete, Rudolph does not take any responsibility for the accuracy or completeness of such information. To date, Rudolph has not had access to the books and records of August. Investors and security holders are urged to read the disclosure documents regarding the proposed Rudolph/August merger, when they become available, because they will contain important information. The disclosure documents will be filed with the Securities and Exchange Commission by Rudolph. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Rudolph with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Rudolph by directing a request to Rudolph Technologies, Inc., One Rudolph Road, Flanders, New Jersey 07836, Attention: General Counsel.

INFORMATION REGARDING CERTAIN RUDOLPH PERSONS

 Rudolph is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of August. However, in connection with its proposal to merge with August, certain directors and executive officers or Rudolph may participate in meetings or discussions with Rudolph shareholders some of whom may also be August shareholders or other persons who may also be August shareholders. Rudolph does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information concerning the directors and executive officers of Rudolph and a description of their interests in Rudolph is set forth in Rudolph's proxy statement filed with the Commission on April 20, 2004. As of the date of this press release, Rudolph does not beneficially own any shares of August common stock, and the directors and executive officers of Rudolph, in the aggregate, do not beneficially own in excess of 1% of August's common stock. If in the future Rudolph engages in solicitation of proxies from its shareholders or the shareholders of August in connection with a merger of the companies it will amend the information provided above as needed to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.

EXHIBIT 99.2

Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company:  August Technology Corporation
Commission File No. 000-30637

January 27, 2005

Mr. Jeff L. O'Dell Chairman and Chief Executive Officer August Technology Corporation 4900 West 78th Street Bloomington, MN 55435

Dear Jeff:

You and I have from time to time discussed how a combination of Rudolph and August would make compelling business sense. Most recently, on January 20th, in an e-mail to you I again reiterated our belief that the business reasons are more compelling than ever and suggested we meet. Despite your recent announcement of an agreement with Nanometrics, we at Rudolph continue to believe that a combination of August with Rudolph remains a much more compelling transaction and therefore we make the following offer.

Rudolph is prepared to enter into a merger with August based on a share exchange ratio of 0.6239 share of Rudolph stock for each share of August common stock (equivalent to $10.50 per share of August stock, based on the closing price of Rudolph stock on January 27, 2005). Each August shareholder may elect to receive all cash, stock, or a combination of cash and stock, subject to proration based on the total cash consideration of $40 million and shares available in the merger. This reflects an aggregate purchase price of over $185 million. We are prepared to meet with you as early as tomorrow and to move expeditiously to close the transaction.

We are also prepared to enter into a customary and reasonable confidentiality agreement no less favorable to August than the one between August and Nanometrics.

Together, as an integrated company we believe that improvements in operating performance, business creation opportunities and other combination benefits will generate enormous value for the shareholders of both companies. This offer enables August shareholders to realize a substantial premium over market for their shares as well as the potential for further value through continued ownership in the combined company.

The Board of Rudolph has unanimously approved this offer, and has unanimously authorized us to proceed. We look forward to meeting with you as soon as possible to discuss our offer in detail and to achieve a prompt definitive agreement.

Very truly yours,

__________________________
Paul F. McLaughlin, Chairman and Chief Executive Officer

cc: James Bernards Roger Gower Michael Wright Linda Hall Whitman John Vasuta, Esq.